SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MILLENNIUM PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MAHOGANY ACQUISITION CORP.
a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.
a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

599902103
(CUSIP Number of Class of Securities)

Iwaaki Taniguchi
President
Takeda America Holdings, Inc.
767 Third Avenue, 8th Floor
New York, NY 10017
Tel: (212) 421-6954
Fax: (212) 355-5243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of filing persons)

Copies to:

Bruce W. Raphael, Esq.
Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, Massachusetts 02199
Tel: (617) 239-0100
Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

    *
    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

THE FOLLOWING EMAIL WAS SENT BY YASU HASEGAWA, PRESIDENT OF TAKEDA
PHARMACEUTICAL COMPANY LIMITED, TO EMPLOYEES OF MILLENNIUM
PHARMACEUTICALS, INC. ON APRIL 10, 2008

Dear Esteemed Colleagues at Millennium Pharmaceuticals,

        As was announced today, through a unanimous decision by the Boards of Directors for both companies, Millennium will become a wholly-owned subsidiary of Takeda. It is with great pride and excitement that I welcome Millennium as a Takeda Group company. We at Takeda have a great deal of respect for Millennium's outstanding talent and commitment to patient care, and we look forward to enhancing the capabilities of both companies as a result of this partnership.

        One important item to note is that until the successful closure of this deal, Takeda and Millennium remain independent companies, and following the close, Millennium will remain a largely autonomous business unit within Takeda. I am also pleased to note that Deborah Dunsire, M.D., Millennium CEO, and the current Millennium executive staff will continue to lead the organization, with Dr. Dunsire reporting directly to me.

        Takeda, one of the leading global pharmaceutical companies and the largest in Japan, has long believed that partnerships create a platform where expertise is shared to empower innovation and science and to bring superior pharmaceutical products to market. With a history of more than 225 years, Takeda has firmly established itself as a trusted organization in the global community and now has group companies located in Europe, Asia and the United States, with diversified products that are marketed throughout the world.

        The company has key franchises in metabolic and cardiovascular diseases; oncology and urological diseases; CNS, bone & joint diseases; gastroenterology diseases and others. Most important to this partnership, the addition of Millennium to the Takeda Group will greatly accelerate the company's efforts in the oncology field, instantaneously providing the company with a greater market presence and then also becoming a driving force for growth into the future. In order to fully leverage Millennium's technical expertise and success in researching, developing and marketing oncology products, Millennium will take a leading role to help establish Takeda as one of the foremost oncology-focused pharmaceutical companies globally.

        This deal is a truly exceptional outcome for both companies based on the combination of the current key Millennium leadership, broad range of clinical programs available for research, development and commercialization and the strong existing talent within both companies.

        I know that Dr. Dunsire agrees with me when I say that the single most valuable asset of Millennium is its people—that is, your talent, your expertise and your ability to focus on and achieve challenging goals. Millennium will continue to be a company filled with such like-minded, motivated people into the future. Therefore, as Millennium transitions to becoming a Takeda Company, we look forward to providing further opportunities to appropriately challenge your skills and develop your careers.

        Takeda is committed to "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products," and I look forward to each of you joining us as part of that Mission upon closure of the deal.

        Finally, I would like to take this opportunity to thank Dr. Dunsire and the outstanding Millennium management team for providing me this chance to communicate directly with you. I look forward to officially welcoming you to the Takeda Group in person in the very near future.

Yours sincerely,

/s/ YASU HASEGAWA Yasu Hasegawa President, Takeda Pharmaceutical Company Limited

        Should you wish to learn more about Takeda, please visit the company's corporate website at http://www.Takeda.com or search out the materials that are now available on Millennium's intranet.

        The tender offer for the outstanding common stock of Millennium referred to in this email has not yet commenced. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp., a wholly-owned subsidiary of Takeda America Holdings, Inc., intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that Millennium shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://.www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to the information agent specified in the tender offer materials. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.Millennium.com.